Exhibit 1

NEWS RELEASE

North American Palladium Reports Third Quarter Drilling Results for Lac des Iles

Toronto, Ontario, October 16, 2014 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) is pleased to announce third quarter drilling results from its 2014 Lac des Iles exploration program. Highlights include encouraging results from the ongoing extension and conversion drilling program targeting the Lower, North and Upper parts of the Offset Zone. In addition, surface drilling completed in the third quarter outlined a new zone (the “Powerline Zone”) of high-grade mineralization exposed at surface, adjacent to the Roby Zone open pit.

Highlights

•	Several new high-grade Pd intersections in the Offset Zone extension targets (see Table 4 and Figure 1) including:

•	Drill hole 14-776 intersected 20.3 meters of 5.2 g/t Pd

•	Drill hole 14-903 intersected 17.7 meters of 6.2 g/t Pd

•	Drill hole 14-908 intersected 11.0 meters of 7.2 g/t Pd

•	Deep surface drilling on the Lower-Central Offset target confirms its extension to a minimum vertical depth of 1,600 meters

•	High-grade PGE-Cu-Ni mineralization intersected in three shallow surface drill holes confirms the presence of a mineralized pyroxenite unit that is herein named the Powerline Zone. This zone is exposed at surface adjacent to the southeast end of the Roby Zone open pit. Drilling results include the following significant intersections (see Figure 2):

•	Drill hole 14-101 intersected 39.0 meters of 3.6 g/t Pd including 19.0 meters of 5.0 g/t Pd

•	Drill hole 14-105 intersected 96.0 meters of 2.8 g/t Pd including 20.0 meters of 8.5 g/t Pd

•	Several high-priority near-surface exploration targets have been identified south of the Offset deposit and north of the Roby Zone

“We are encouraged by the progress of our Offset Zone extension drilling in support of a an extension of the Phase 1 mine plan and a potential Phase 2 expansion” said Phil du Toit, President and Chief Executive Officer. “The discovery of high-grade mineralization in the Powerline Zone emphasizes the potential for new discoveries at Lac des Iles. We remain on track to complete all of our principal exploration objectives for the year.”

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Third Quarter Exploration at Lac des Iles

The objectives of the 2014 exploration program are to:

1.	Define inferred resources in the Lower Offset Zone of adequate quality and size to support a potential Phase 2 mine expansion;

2.	Complete conversion drilling in the upper Offset Zone directly to the north of current active and planned mining stopes that could extend the Phase 1 mine plan;

3.	Delineate new resources at the shallowest known level of the deposit in an area known as the upper Offset southeast extension; and,

4.	Pursue opportunistic testing of high-grade near-surface targets.

Underground drilling commenced in March of 2014 and currently involves three rigs, all of which are focused on the Lower Offset Zone. Surface drilling commenced in April of 2014. Currently there are three surface exploration drills operating at LDI. Two of the surface drills are testing the down-plunge extension of the thickest part of the Offset Zone deposit (Central Offset Zone target) using wedging techniques from available deep surface parent holes. The third surface rig is conducting resource delineation drilling involving closely spaced and shallow vertical holes in the newly discovered Powerline Zone.

Exploration drilling statistics for Q3 2014 are:

•	13,836 meters drilled in 22 completed holes and four holes in progress on all targets

•	10,057 meters drilled in 10 holes on Lower Offset Zone targets with four of these holes still in progress at the end of the quarter

•	3,056 meters drilled in nine completed holes on Upper Offset Zone targets

•	723 meters drilled in seven completed holes on the Powerline Zone

At the end of the third quarter total exploration expenditures were approximately $6.8 million. A detailed discussion of the results from the third quarter exploration program is provided below with reference to the specific zone or target being tested.

Extended assay results are in Table 4 and supporting figures are contained in the Appendix to this news release.

Lower Offset Zone

Lower-Central Offset Zone

The 2014 drilling program is expected to determine if sufficient hangingwall zone inferred resources exist in the Lower Offset Zone to support a PEA study. Final assay results will be received in January after which an updated resource estimate for the lower Offset Zone will be completed.

In the Company’s July 30, 2014 press release, results from surface drill hole 14-973 and underground drill hole 14-901 were announced. Both holes intersected the Offset hangingwall zone, with hole 14-901 piercing the thick Central Offset Zone whereas hole 14-973 intersected the north flank of the interpreted down-plunge extension of the Central Offset Zone.

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As of September 30, 2014, four surface holes and four underground holes piercing the Lower Offset Zone had been completed. In the third quarter, one additional hole into the Offset Zone hangingwall zone was completed. Surface drill hole 14-08-001W2 intersected the Offset hangingwall zone stratigraphy with a 16.5 meter interval having an average grade of 2.8 g/t Pd including 5.0 meters of 4.8 g/t Pd (Tables 1 and 4). This intersection occurs at a vertical depth of approximately 1,500 meters below surface. Together with a deeper intersection of 8.0 meters of 3.0 g/t Pd reported in hole 14-973 (July 30, 2014 press release), this suggests that the south-plunging Central Offset Zone extends to a minimum depth of 1,600 meters below surface.

A second deep surface hole, 14-974, was drilled in the third quarter with the objective of intersecting the south side of the Lower-Central Offset Zone at a vertical depth of approximately 1,700 meters as well as to provide another parent hole for future wedge drilling. Although drilled to a final depth of 2,290 meters, hole 14-974 failed to intersect the hangingwall zone. However, the hole did intersect a major fault (herein referred to as the Camp Lake fault) before passing into units that correlate with the hangingwall stratigraphy near the bottom of the hole. After reviewing the geology encountered in 14-974 this major fault is modelled as being parallel to the Offset fault. Further testing of the position of, and relative motion on, the Camp Lake fault will be added to the objectives of the fourth quarter 2014 program. This requires increasing the depth of holes planned to intersect the Lower-Central Offset Zone target.

Lower-North Offset Zone

Two additional holes were completed into the Lower-North Offset Zone (Figure 1). Hole 14-904 intersected a 9.0 meters with an average grade of 5.86 g/t Pd (see Table 1). Recent geological interpretations suggest that one or more areas of thickening are present in the North Offset Zone and are parallel to the south-plunging Central Offset Zone. In addition, the Lower-North Offset Zone remains open to the north. In order to address these opportunities, a third underground drill has been stationed at the north end of the 655 mine level exploration drift and will start extension drilling aimed at confirming the size and extent of high-grade mineralization in this large target area.

Table 1: Selected drilling highlights for the Lower Offset Zone from the third quarter of 2014. Cu and Ni results are provided in Table 4 (Appendix). Average grades reported are weighted by individual sample core lengths. Interval assays represent measured core lengths. True widths are estimated to represent between 50-70% of the reported core lengths.

TARGET	HOLE #	FROM (m)	TO (m)	LENGTH (m)	Pd (g/t)	Pt (g/t)	Au (g/t)
Lower Central	14-08-001W2	1616.0	1621.0	5.0	4.81	0.32	0.60
Lower North	14-904	522.0	560.5	38.5	3.00	0.22	0.09
	including	526.5	530.6	4.1	10.02	0.57	0.23
	and	551.5	560.5	9.0	5.86	0.40	0.16

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Upper Offset Zone

Upper Offset Zone Southeast Extension

Additional drilling was completed on the upper southeast extension target (Figure 1), following up on the discovery hole from 2013 (hole 13-717; see December 23, 2013 press release) and encouraging results from holes 14-771 and 14-772 (see July 30, 2014 press release). Results for the final five holes are given in Table 2a. Importantly, hole 14-774 intersected one of the thickest intersections of low-grade Pd mineralization ever reported from the property – a 367 meter interval having an average grade of 1.4 g/t Pd. Within this broad zone of Pd mineralization, a higher-grade interval of 17.0 meters with an average grade of 4.0 g/t Pd is present. Results for drill holes 14-776 and 14-777 are also encouraging. The Upper Offset southeast extension target appears to relate to an east-west trending structure known as the B2 fault and remains open to the east.

Table 2a: Selected drilling highlights for the Upper Offset Zone southeast extension from the third quarter of 2014. Cu and Ni results are provided in Table 4 (Appendix). Average grades reported are weighted by individual sample core lengths. Interval assays represent measured core lengths. True widths are estimated to represent between 50-80% of the reported core lengths.

TARGET	HOLE #	FROM (m)	TO (m)	LENGTH (m)	Pd (g/t)	Pt (g/t)	Au (g/t)

SE Extension	14-773	436.0	458.0	22.0	3.07	0.33	0.25

	14-774	455.0	822.0	367.0	1.43	0.16	0.13

	including	764.0	781.0	17.0	3.95	0.37	0.29

	14-775	308.9	320.5	11.6	3.56	0.64	0.22

	and	573.3	592.0	18.7	3.23	0.25	0.14

	including	573.3	583.0	9.7	4.28	0.33	0.21

	14-776	431.3	470.0	38.7	3.42	0.27	0.28

	including	447.7	468.0	20.3	5.24	0.40	0.43

	including	456.0	463.0	7.0	8.96	0.65	0.76

	14-777	374.0	380.0	6.0	4.47	0.44	0.29

	and	466.0	492.0	26.0	3.53	0.33	0.28

	including	480.0	487.0	7.0	7.61	0.71	0.62

Upper-North Offset Zone

Additional high-grade intersections from the Upper-North Offset Zone (see Figure 1 and Table 2b) were completed in the third quarter in an area of mainly inferred resources. Taken together, the numerous high-grade intersections in the Upper-North Offset Zone achieved this year are expected to add Measured and Indicated resources and extend the Phase 1 mine plan. A revised estimate of the Upper-North Offset Zone resources will be included in the Company’s next resource and reserve update that is expected to be released before the end of the first quarter of 2015.

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Table 2b: Selected drilling highlights for the Upper-North Offset Zone from the third quarter of 2014. Cu and Ni results are provided in Table 4 (Appendix). Average grades reported are weighted by individual sample core lengths. Interval assays represent measured core lengths. True widths are estimated to represent between 50-80% of the reported core lengths.

TARGET	HOLE #	FROM (m)	TO (m)	LENGTH (m)	Pd (g/t)	Pt (g/t)	Au (g/t)

Upper North	14-902	470.4	496.0	25.6	2.94	0.22	0.27

	including	470.4	476.0	5.6	4.70	0.33	0.46

	14-903	503.9	547.0	43.1	3.15	0.25	0.09

	including	506.8	524.5	17.7	6.17	0.43	0.15

	14-907	515.0	528.0	13.0	4.00	0.32	0.16

	including	519.0	527.0	8.0	5.30	0.42	0.20

	14-908	430.1	452.0	21.9	4.02	0.31	0.24

	including	436.0	447.0	11.0	7.15	0.46	0.24

Surface Exploration – Powerline Zone

A small surface drilling program was completed in the third quarter to follow up on a high-grade intersection from 2013 in hole 13-118, which intersected 9.9 meters having an average grade of 15.4 g/t Pd. This intersection is located near the southeastern edge of the Twilight Zone extension to the Roby open pit (Figures 2 and 3). A total of 722.5 meters in seven holes were completed in the third quarter. At the time of writing validated assay results were available for the first five of these completed drill holes (Table 3). The new results have led to the recognition of an outcropping high-grade drill target that is herein referred to as the Powerline Zone. Available geological observations suggest that the Powerline Zone is a vertically oriented mineralized ‘feeder’ structure that flattens out near surface. The ‘feeder’ structure is interpreted to strike at approximately 160 degrees, similar to parts of the Roby and Offset Zone deposits. The Powerline Zone has only been tested to vertical depths of approximately 70 meters and is open to depth and along strike (Figure 2).

Surface Exploration – New Opportunities

Many of the observations and drilling results discussed in the current news release have contributed to the recognition of several compelling near-surface exploration targets on the mine property. A new structural model for the property suggests that the Lac des Iles Pd deposits formed along north-striking magma feeder faults with a secondary trend of mineralization along north dipping normal faults (Offset fault system) and south-dipping thrust faults. The main north-south striking trend of mineralization in the western mine block intrusion has been dissected into four or more discrete structural blocks, of which only two (Offset and Roby blocks) have seen advanced exploration and resource development.

The location of the highest priority surface exploration targets are shown in Figure 3. These include:

•	Untested south extension to the Offset Zone deposit (West McKernan target)

•	Potential upward continuation of the Offset deposit to surface to the south of the mill

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•	Untested northwest extension to the Roby Zone adjacent to a set of south-dipping faults

•	New and largely untested conceptual target on the Baker Zone adjacent to Shorty Lake

•	Potential near-surface and fault-displaced continuation of the deeper, high-grade part of the South Sheriff Zone (Marshall target)

•	Geophysical target with coincident elevated Pd results in surface samples southwest of the Roby pit

Table 3: Selected drilling highlights for the Powerline Zone from the third quarter of 2014. Cu and Ni results are provided in Table 4 (Appendix). Average grades reported are weighted by individual sample core lengths. Interval assays represent measured core lengths. True widths are estimated to represent between 50-70% of the reported core lengths.

TARGET	HOLE #	FROM (m)	TO (m)	LENGTH (m)	Pd (g/t)	Pt (g/t)	Au (g/t)

Powerline	14-101	13.0	52.0	39.0	3.64	0.32	0.19

	including	33.0	52.0	19.0	5.01	0.39	0.28

	14-102	6.0	50.1	44.1	1.94	0.18	0.11

	including	35.3	44.0	8.8	5.66	0.40	0.23

	14-105	10.0	106.0	96.0	2.84	0.20	0.09

	including	37.0	71.8	34.8	6.38	0.36	0.17

	including	43.0	63.0	20.0	8.50	0.40	0.08

Management Discussion of Q3 Exploration Results

Management is very encouraged by the continued, positive extension drilling results obtained for both the Upper and Lower Offset Zone targets. The 2014 exploration program remains on track to support a planned PEA study for a potential Phase 2 Offset mine expansion. In the Company’s July 30, 2014 press release, the concept of a north-striking, sub-vertical magmatic feeder structure to the western Mine Block Intrusion was introduced. The recognition of steep south-plunging structural embayments along this north-south striking mineralized structure was also discussed. Areas of thickening in the Offset and Roby zone resources such as the Central Offset Zone are believed to reflect structural intersections between north-striking magma feeder faults and east-northeast striking faults related to the Offset fault system. This basic geological framework has gained further support from the results from the third quarter exploration program, which include the intersection of a major north-dipping fault (Camp Lake fault – Figures 1 and 4) that is modelled to be part of the Offset fault system. Priority surface exploration includes a possible southward extension to the Offset Zone deposit and a potential northward continuation to the Roby Zone deposit. As demonstrated at the Powerline and Baker zones, flat-lying high-grade Pd mineralization is locally developed along vertically-oriented mineralized faults that remain largely untested.

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Exploration Plans for Q4 2014

The fourth quarter exploration program will involve three underground drills and three surface drills. Drilling will likely extend until late November at surface and mid-December underground. The focus of the fourth quarter program will remain on completing resource delineation and extension drilling on the Lower Offset Zone target. Secondary objectives include an attempt to delineate a small, near-surface high-grade resource in the Powerline Zone and, potentially, initial “proof of concept” drilling on some of the new near-surface exploration targets discussed above.

Greenfields Exploration Update

Earlier this year the Company completed an option agreement with Platinum Group Metals Ltd. relating to the Shelby Lake claim block. Most recently the Company has staked several new claims covering the projected extension of the Shelby Lake fault between the Shelby Lake property in the south and the southwestern boundary of the Lac des Iles mine block property (Figure 4). The greenfields land holdings now encompass 12 mapped or inferred (from drilling and magnetic survey data) mafic or mafic-ultramafic intrusions and intrusive complexes all of which are situated within 30 kilometers of the Lac des Iles mill (Figure 4). The Company is planning to complete a helicopter-borne magnetic and electromagnetic survey over the Shelby Lake property in the fourth quarter.

Technical Information and Qualified Persons

The assay analyses performed during NAP’s exploration drilling programs are subject to a rigorous, formal quality assurance and quality control (QA/QC) program, details of which are provided in the most recent Technical Report (March 2014 – see link on NAP’s website). Diamond drill core from exploration drilling is logged and sampled on site with samples transported by the Company to ALS Global’s sample preparation facilities in Thunder Bay. The sample pulps prepared in Thunder Bay are shipped by ALS Global to their Vancouver analytical laboratories, which constitute an independent accredited commercial laboratory for PGE assay and base metal analysis.

The content of this news release was prepared, reviewed and approved by Dave Peck, P.Geo., the Company’s Vice-President, Exploration and Robert D. Stewart, P.Geo., the Company’s Chief Geoscientist, both of whom are employees of NAP and Qualified Persons as defined by National Instrument 43-101.

About North American Palladium

NAP is an established precious metals producer that has been operating its Lac des Iles mine (“LDI”) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, offering investors exposure to palladium. The Company’s shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

John Vincic

Investor Relations

Telephone: 416-360-7374

Email: jvincic@nap.com

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Cautionary Statement on Forward Looking Information

Certain information contained in this news release constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words ‘will’, ‘expect’, ‘would’, ‘could’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements in this news release include, without limitation: any information as to our future exploration results, strategy, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance including statements with respect to the exploration potential of LDI or greenfields properties, projected grades and other statements that express management’s expectations or estimates of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risk factors that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to: the possibility that new exploration targets may not meet management’s expectations, uncertainty of mineral reserves and resources, inherent risks associated with exploration and development, the risk that the Company may not be able to obtain sufficient financing to fund capital expenditures required to continue the LDI mine expansion, the risk that the Company will not be able to meet its financial obligations as they become due, the possibility that metal prices and foreign exchange rates may fluctuate, the possibility that the LDI mine may not perform as planned, and risks related to the availability of skilled labour. For more details on these and other risk factors see the Company’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that the Company’s interpretations of the ore body are accurate, that prices for key exploration and development supplies, including labour, will remain consistent with the Company’s expectations, that the Company’s current estimates of mineral reserves and resources are accurate, and that they are no material delays affecting operations or the timing of ongoing development projects. The forward-looking statements are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

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APPENDIX

Table 4: Extended drilling highlights from the third quarter of 2014. Average grades reported are weighted by individual sample core lengths. Interval assays represent measured core lengths. True widths are estimated to represent between 30-70% of the reported core lengths.

TARGET	HOLE #	FROM (m)	TO (m)	LENGTH (m)	Pd (g/t)	Pt (g/t)	Au (g/t)	Ni (%)	Cu (%)
Lower Offset – Central	14-08-001W2	1608.53	1625.00	16.47	2.84	0.19	0.26	0.11	0.10
	including	1616.03	1621.00	4.97	4.81	0.32	0.60	0.12	0.13
Lower Offset – North	14-904	522.00	560.50	38.50	3.00	0.22	0.09	0.05	0.02
	including	526.50	530.60	4.10	10.02	0.57	0.23	0.09	0.07
	and	551.50	560.50	9.00	5.86	0.40	0.16	0.04	0.01
	including	553.00	556.00	3.00	10.35	0.58	0.29	0.05	0.01
Upper Offset – North	14-902	470.40	496.00	25.60	2.94	0.22	0.27	0.10	0.06
	including	470.40	476.00	5.60	4.70	0.33	0.46	0.12	0.08
	14-903	503.90	547.00	43.10	3.15	0.25	0.09	0.06	0.02
	including	506.80	524.45	17.65	6.17	0.43	0.15	0.06	0.03
	including	508.00	509.00	1.00	58.40	4.17	0.61	0.10	0.04
	14-907	515.00	528.00	13.00	4.00	0.32	0.16	0.10	0.08
	14-908	430.09	452.00	21.91	4.02	0.31	0.24	0.13	0.10
	including	436.00	447.00	11.00	7.15	0.46	0.24	0.09	0.03
	including	438.00	443.00	5.00	11.29	0.64	0.20	0.09	0.02
Southeast Extension	14-773	436.00	458.00	22.00	3.07	0.33	0.25	0.11	0.12
	and	467.00	485.88	18.88	2.60	0.26	0.26	0.11	0.13
	14-774	455.00	822.00	367.00	1.43	0.16	0.13	0.08	0.06
	including	730.18	782.00	51.82	2.85	0.31	0.23	0.11	0.11
	including	764.00	781.00	17.00	3.95	0.37	0.29	0.12	0.13
	14-775	308.88	320.50	11.62	3.56	0.64	0.22	0.13	0.08
	and	573.34	592.00	18.66	3.23	0.25	0.14	0.05	0.03
	including	573.34	583.00	9.66	4.28	0.33	0.21	0.06	0.05
	including	578.00	581.00	3.00	8.85	0.63	0.39	0.07	0.07
	14-776	431.33	470.00	38.67	3.42	0.27	0.28	0.08	0.06
	including	447.66	468.00	20.34	5.24	0.40	0.43	0.10	0.08
	including	456.00	463.00	7.00	8.96	0.65	0.76	0.14	0.14
	14-777	374.00	380.00	6.00	4.47	0.44	0.29	0.10	0.09
	and	466.00	492.00	26.00	3.53	0.33	0.28	0.10	0.08
	including	480.00	487.00	7.00	7.61	0.71	0.62	0.18	0.17
Powerline Zone	14-101	13.00	52.00	39.00	3.64	0.32	0.19	0.11	0.10
	including	33.00	52.00	19.00	5.01	0.39	0.28	0.12	0.10
	14-102	6.00	50.10	44.10	1.94	0.18	0.11	0.05	0.06
	including	35.25	44.00	8.75	5.66	0.40	0.23	0.07	0.05
	14-104	10.19	30.27	20.08	1.54	0.15	0.06	0.06	0.06
	14-105	10.00	106.00	96.00	2.84	0.20	0.09	0.06	0.04
	including	37.00	71.75	34.75	6.38	0.36	0.17	0.09	0.03
	including	43.00	63.00	20.00	8.50	0.40	0.08	0.07	0.01

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Figure 1. Longitudinal projection looking west and showing the primary drill targets and the approximate position of 2014 drilling pierce points (PP) for completed (Q2, Q3) and in progress and planned holes (Q4) on the Offset Zone deposit. Historical drilling pierce points not shown.

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Figure 2. Target area and drill hole locations for the Powerline Zone located at the south east end of the Roby pit.

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Figure 3. Location of near-surface exploration targets on the Lac des Iles mine block property. The position of the Offset zone deposit is approximate and based on a projection to surface along the north dipping Camp Lake and Offset faults.

Roby NW
Extension Target
(Proposed)
Baker Zone -
Shorty Lake
(Proposed)
N
W
E
S
Open
Pit
Roby Zone
Roby SW
Target
(Proposed)
Shaft
Marshall Target
(Proposed)
Powerline Zone
(in progress)
Open
Pit
Offset Fault
Offset Zone
0
0.5
1
kilometres
Camp Lake Fault
West McKernan
Target
(Proposed)
Legend
LDI Surface Targets Q4 2014
LDI Zones Surface Projection
Sept 2014 LDI Area Major Faults

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Figure 4. Current land-holdings of Lac des Iles Mines Ltd. in the Lac des Iles area on a background image of the regional total field magnetics (‘hotter’ colours have a strong magnetic response). Greenfields property portfolio excludes the mine property as shown. Additional claims were recently staked and registered with the Ministry of Northern Development and Mines that connect the southern margin of the mine property to the northern margin of the Shelby Lake property.

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